UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2026

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation
(Translation of registrant’s name into English)

Bay & Deveaux Streets, Nassau, The Bahamas

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Nymox (“the Company”) will hold a Special Shareholder's Meeting August 28, 2026 for the election of the Company's Board of Directors ("the Board").  Please see attachments for copies of the Management Proxy Circular and related materials. Nymox annual report on Form 20-F for the financial year ended December 31, 2025,  has been delayed mainly due to previously reported changes in Management and the Board, and is planned to be filed with the U.S. Securities and Exchange Commission ("SEC"). The Company's website with current 2026 updates is www.nymox.com

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Meeting
99.2	Management Proxy Circular

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2026

NYMOX PHARMACEUTICAL CORPORATION

By:	/s/ Paul Averback
Name:	Paul Averback
Title:	President and Chief Executive Officer

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